# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP, CIK 0000746514
CUSIP: 644206104
Title of class of securities: Depositary Receipts Each Representing One-Thirtieth of a Class A Limited Partnership Unit
Address of issuer's principal executive offices: 39 Brighton Avenue, Allston, Massachusetts (MA), 02134
Date of event which requires filing of this statement: 06/30/2013
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002146054

## Reporting persons
- Maura Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 146,550; shared voting power 0; sole dispositive power 146,550; shared dispositive power 0; aggregate amount beneficially owned 146,550 (5.3% of the class)
  Comment: (1) Represents the number of Depositary Receipts (as hereinafter defined) beneficially owned by the Reporting Person (as hereinafter defined) as of the date of the filing of this statement on Schedule 13G (this "Statement").
  
  (2) Percent of class represented is based on 2,788,713 Depositary Receipts issued and outstanding as of May 8, 2026, as reported in the Issuer's (as hereinafter defined) Quarterly Report on Form 10-Q ("Form 10-Q") for the fiscal quarter ended March 31, 2026, filed with the U.S. Securities and Exchange Commission (the "SEC") on May 8, 2026, and rounded to the nearest tenth.

## Item 1. Issuer
Name of issuer: NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP
Address of issuer's principal executive offices: 39 Brighton Avenue, Allston, Massachusetts 02134

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Ms. Maura Brown, a citizen of the United States of America (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the Reporting Person is c/o New England Realty Associates Limited Partnership, 39 Brighton Avenue, Allston, Massachusetts 02134, Attn.: Karen Zermani, Chief Financial Officer.
Citizenship: This Statement is being filed by Ms. Maura Brown, a citizen of the United States of America (the "Reporting Person").

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Statement is being filed late, on a corrective basis, pursuant to Rule 13d-1(c) to report: (i) historical beneficial ownership of the Reporting Person relating to the Depositary Receipts that first became reportable on June 30, 2013, and; (ii) current beneficial ownership of the Reporting Person as of the date of the filing of this Statement.

The Depositary Receipts beneficially owned by the Reporting Person were initially acquired on June 30, 2013 by means of a gift from Mr. Harold Brown, the Reporting Person's spouse and general partner of the Issuer. On February 24, 2019, Mr. Brown passed away.
Percent of class: As of the date of the filing of this Statement, the Reporting Person beneficially owns 146,550 Depositary Receipts, representing 5.3% of the outstanding class based on 2,788,713 Depositary Receipts issued and outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the SEC on May 8, 2026, and rounded to the nearest tenth. The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of the Depositary Receipts.
Sole power to vote or to direct the vote:
All missed reports from June 30, 2013 to date of this Statement are included in the table set forth below:

Aggregate amount Percent of class represented by
beneficially owned by the amount beneficially owned by
Reporting Date Reporting Person (3) the Reporting Person (3)
June 30, 2013 200,000 6.4%
June 30, 2014 187,600 6.1%
September 30, 2014 187,500 6.1%
December 31, 2014 167,600 5.5%
March 1, 2016 162,600 5.4%
September 30, 2020 160,100 5.5%
March 31, 2020 157,600 5.4%
December 31, 2021 155,100 5.3%
September 30, 2022 152,600 5.3%
June 30, 2024 151,000 5.4%
September 30, 2024 147,100 5.3%
March 31, 2025 146,550 5.2%

(3) The information set forth herein regarding historical aggregate amounts beneficially owned and historical percent of class represented by amounts beneficially owned by the Reporting Person is based upon information derived from the Issuer.
Shared power to vote or to direct the vote:
All missed reports from June 30, 2013 to date of this Statement are included in the table set forth below:

Aggregate amount Percent of class represented by
beneficially owned by the amount beneficially owned by
Reporting Date Reporting Person (3) the Reporting Person (3)
June 30, 2013 200,000 6.4%
June 30, 2014 187,600 6.1%
September 30, 2014 187,500 6.1%
December 31, 2014 167,600 5.5%
March 1, 2016 162,600 5.4%
September 30, 2020 160,100 5.5%
March 31, 2020 157,600 5.4%
December 31, 2021 155,100 5.3%
September 30, 2022 152,600 5.3%
June 30, 2024 151,000 5.4%
September 30, 2024 147,100 5.3%
March 31, 2025 146,550 5.2%

(3) The information set forth herein regarding historical aggregate amounts beneficially owned and historical percent of class represented by amounts beneficially owned by the Reporting Person is based upon information derived from the Issuer.
Sole power to dispose or to direct the disposition:
All missed reports from June 30, 2013 to date of this Statement are included in the table set forth below:

Aggregate amount Percent of class represented by
beneficially owned by the amount beneficially owned by
Reporting Date Reporting Person (3) the Reporting Person (3)
June 30, 2013 200,000 6.4%
June 30, 2014 187,600 6.1%
September 30, 2014 187,500 6.1%
December 31, 2014 167,600 5.5%
March 1, 2016 162,600 5.4%
September 30, 2020 160,100 5.5%
March 31, 2020 157,600 5.4%
December 31, 2021 155,100 5.3%
September 30, 2022 152,600 5.3%
June 30, 2024 151,000 5.4%
September 30, 2024 147,100 5.3%
March 31, 2025 146,550 5.2%

(3) The information set forth herein regarding historical aggregate amounts beneficially owned and historical percent of class represented by amounts beneficially owned by the Reporting Person is based upon information derived from the Issuer.
Shared power to dispose or to direct the disposition:
All missed reports from June 30, 2013 to date of this Statement are included in the table set forth below:

Aggregate amount Percent of class represented by
beneficially owned by the amount beneficially owned by
Reporting Date Reporting Person (3) the Reporting Person (3)
June 30, 2013 200,000 6.4%
June 30, 2014 187,600 6.1%
September 30, 2014 187,500 6.1%
December 31, 2014 167,600 5.5%
March 1, 2016 162,600 5.4%
September 30, 2020 160,100 5.5%
March 31, 2020 157,600 5.4%
December 31, 2021 155,100 5.3%
September 30, 2022 152,600 5.3%
June 30, 2024 151,000 5.4%
September 30, 2024 147,100 5.3%
March 31, 2025 146,550 5.2%

(3) The information set forth herein regarding historical aggregate amounts beneficially owned and historical percent of class represented by amounts beneficially owned by the Reporting Person is based upon information derived from the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Maura Brown: /s/ Maura Brown, Maura Brown (08/03/2026)